EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

	Fiscal Year Ended September 30,

	2010	2009	2008	2007	2006

EARNINGS:

Income from Continuing Operations	$219,133	$103,484	$266,907	$201,248	$185,301
Plus Income Tax Expense	137,227	52,859	167,672	131,291	108,241
Less Investment Tax Credit (1)	(697)	(697)	(697)	(697)	(697)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(2,488)	(1,562)	(6,303)	(4,979)	(3,583)
Plus Distributions from Unconsolidated Subsidiaries	2,600	2,900	8,280	1,613	4,651
Plus Interest Expense on Long-Term Debt	87,190	79,419	70,099	68,446	72,629
Plus Other Interest Expense	6,756	7,370	3,271	4,155	4,050
Less Amortization of Loss on Reacquired Debt	(1,093)	(1,124)	(1,156)	(1,119)	(1,118)
Plus (Less) Allowance for Borrowed Funds Used in Construction	323	1,174	2,100	374	296
Plus (Less) Other Capitalized Interest	1,056	—	—	—	—
Plus Rentals (2)	1,707	1,867	2,229	2,685	2,810

	$451,714	$245,690	$512,402	$403,017	$372,580

FIXED CHARGES:

Interest & Amortization of Premium and Discount of Funded Debt	$87,190	$79,419	$70,099	$68,446	$72,629
Plus Other Interest Expense	6,756	7,370	3,271	4,155	4,050
Less Amortization of Loss on Reacquired Debt	(1,093)	(1,124)	(1,156)	(1,119)	(1,118)
Plus (Less) Allowance for Borrowed Funds Used in Construction	323	1,174	2,100	374	296
Plus (Less) Other Capitalized Interest	1,056	—	—	—	—
Plus Rentals (2)	1,707	1,867	2,229	2,685	2,810

	$95,939	$88,706	$76,543	$74,541	$78,667

RATIO OF EARNINGS TO FIXED CHARGES	4.71	2.77	6.69	5.41	4.74

(1)	Investment Tax Credit is included in Other Income.

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2009 includes an impairment of an investment in a partnership of $1,804.